[CAHILL GORDON & REINDEL LLP LETTERHEAD]

June 13, 2014

Via Edgar
Ms. Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Trans World Entertainment Corporation
Registration Statement on Form S-1
Filed March 31, 2014
File No. 333-194933

Dear Ms. Ransom:

On behalf of our client, Trans World Entertainment Corporation, a New York corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above captioned Registration Statement on Form S-1 of the Company, filed on March 31, 2014 (the “Registration Statement”).

Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. John Anderson, Chief Financial Officer of the Company, dated April 28, 2014, from the staff of the Commission (the “Staff”). In addition, Amendment No. 1 updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.	Please revise the fourth sentence in the last paragraph on page 1. All material risks should be described in your disclosure; if risks are not deemed material, you should not reference them.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 1 of the Registration Statement to remove the reference to immaterial risks and uncertainties.

2.	Please supplementally advise us as to the manner in which you will select the Expiration Date.

Response: The Company respectfully advises the Staff that it will select a date that is 30 days from the commencement of the Rescission Offer as the Expiration Date.

Questions and Answers about the Rescission Offer, page 2

3.	We note your belief that the original sale of the subject securities did not violate state law. Nonetheless, we believe it is relevant to describe any pertinent state rescission offer statutes, with an explanation of any time periods, and the extent to which the offer limits or does not limit the offerees’s rights to sue under state law. Please revise accordingly.

Response: The Company respectfully submits that there are no state rescisson offer statutes pertinent to the Rescission Offer. Prior to filing the Registration Statement, the Company undertook a thorough review of the securities laws in each state in which offers and sales of Shares were made. It was determined that in each such state, despite the Company’s failure to register the Shares under the Securities Act, the offer and sale of the Shares did not violate state law because the offer and sale qualified for an exemption from registration under state securities laws. Consequently, because there was no violation of state law for which a state rescission statute would be applicable, the Company respectfully submits that a discussion of state rescission offer statutes would not be pertinent. Furthermore, a majority of the sales of Shares were made in a state that does not have a state recission offer statute.

Incorporation of Certain Documents by Reference, page 19

4.	In the second and third sentences of the first paragraph, your disclosure suggests that you may have the ability to update your prospectus via the incorporation by reference of subsequently filed information. Please note that, unlike Form S-3, Form S-1 does not provide for incorporation by reference of subsequent information. Please refer to Question 113.02 of our Securities Act Forms Compliance and Disclosure Interpretations, which are available on our website. Please revise your disclosure accordingly.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 19 of the Registration Statement to remove references to the ability to update the prospectus via the incorporation by reference of subsequently filed information.

5.	Given that you have filed your Form 10-K for the fiscal year ended February 1, 2014, please update this section and any references to Form 10-K throughout your filing, accordingly. If you do not anticipate filing the disclosure required by Part III of the Form 10-K prior to requesting effectiveness of the Form S-1, please revise the Form S-1 to include all such disclosure. Refer to Securities Act Forms Compliance and Disclosure Interpretation 113.06 located on our website.

Response: The Company respectfully advises the Staff that it has updated the Incorporation of Certain Documents by Reference section and all references to Form 10-K throughout the Registration Statement to refer to the Company’s Form 10-K for the fiscal year ended February 1, 2014. In response to the second part of the Staff’s comment, the Company respectfully advises the Staff that the Company filed its definitive proxy statement containing the disclosure required by Part III of Form 10-K on May 30, 2014.

Item 17. Undertakings, page II-2

6.	Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page II-3 to include the undertaking required by Item 512(a)(6) of Regulation S-K.

[Remainder of page intentionally blank]

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 701-3847.

Sincerely,

/s/ William M. Hartnett
William M. Hartnett

cc:	John Anderson
Edwin Sapienza
Trans World Entertainment Corporation

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